A14
4-5-2004

SECURIT
04016931
ISSION

UF 4-1-04

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response......12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 49310 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                        MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INSTITUTIONAL CAPITAL MANAGEMENT, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2550 GRAY FALLS, STE. #250

| OFFICIAL USE ONLY |
| --- |
| 41055 |
| FIRM I.D. NO. |

(No. and Street)

| HOUSTON | TEXAS | 77077 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL RITZ                                                      (281) 293-9900
                                                        (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE OWEN, CPA

(Name – if individual, state last, first, middle name)

| 103 S. MESQUITE STREET | ARLINGTON | TEXAS | 76010 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2004
THOMSON
FINANCIAL

MAR 3 0 2004

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

, I, _____DANIEL RITZ_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____INSTITUTIONAL CAPITAL MANAGEMENT, INC._____, as of ____DECEMBER 31,_____, 20 _03___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flow
- ☒ (p) Statement of exemption to 15c3-3

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# INSTITUTIONAL CAPITAL MANAGEMENT, INC.

## FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

# INSTITUTIONAL CAPITAL MANAGEMENT, INC.

## TABLE OF CONTENTS

# INDEPENDENT AUDITOR'S REPORT

**Board of Directors**
Institutional Capital Management, Inc.

I have audited the accompanying balance sheet of Institutional Capital Management, Inc. (a Texas corporation) as of December 31, 2003 and the related statements of income, retained earnings, and cash flows for the year ended. Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle uses and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, financial position of Institutional Capital Management, Inc. as of December 31, 2003, and the results of its accounting principles.

George Owen

George Owen, CPA
103 S. Mesquite St, Suite B
Arlington, Texas 76010

March 25, 2004

# INSTITUTIONAL CAPITAL MANAGEMENT, INC.

## BALANCE SHEET

## AS OF DECEMBER 31, 2003 AND 2002

### ASSETS

| CURRENT ASSETS | 2003 | 2002 |
|---|---|---|
| Checking Account | $210,680.00 | $115,001.70 |
| Accounts Receivable-Brokers | 677,098.00 | 348,983.04 |
| Accounts Receivable-ICM Ins. | 86,000.00 | 0.00 |
| Accounts Receivable Office | 1,200.00 | 1,200.00 |
| Total Current Assets | 974,978.00 | 465,184.74 |
| | | |
| FIXED ASSETS | | |
| Equipment | 71,987.00 | 5,775.00 |
| Accumulated Depreciation | (71,987.00) | (5,775.00) |
| Total Fixed Assets | $0.00 | 0.00 |
| | | |
| OTHER ASSETS | | |
| Deposits | 4,683.00 | 4,682.50 |
| RJA Investment | 4,035.00 | 2,270.75 |
| RPR Investment | 25,000.00 | 25,000.00 |
| Securities | 23,300.00 | 23,300.00 |
| Total Other Income | 57,018.00 | 55,253.25 |
| | | |
| TOTAL ASSETS | $1,031,996.00 | $520,437.99 |

### LIABILITIES & STOCKHOLDERS EQUITY

| CURRENT LIABILITY | | |
|---|---|---|
| Accounts Payable | $4,921.00 | $11,318.94 |
| Commission Payable | 403,595.00 | 271,879.31 |
| Income Tax Payable | 121,122.00 | (6,821.00) |
| Dividend Payable | 28,254.00 | 26,814.00 |
| Total Current Liabilities | 557,892.00 | 303,191.25 |
| | | |
| TOTAL LIABILITIES | | 303,191.25 |
| | | |
| OWNERS EQUITY | | |
| Preferred Stock ($.01 Par, 1,000,000 Authorized, 372,020 issued and Outstanding) | 37,202.00 | 28,348.06 |
| Common Stock ($.01 Par, 1,000,000 Authorized, 30,000 Issued and Outstanding) | 250.00 | 250.00 |
| Paid-in Capital | 316,111.00 | 316,110.69 |
| Retained Earnings | 120,541.00 | (127,462.01) |
| Total Owners Equity | $474,104.00 | $217,246.74 |
| | | |
| TOTAL LIABILITIES & STOCKHOLDERS EQUITY | $1,031,996.00 | $520,437.99 |

SEE NOTES TO FINANCIAL STATEMENTS

## INSTITUTIONAL CAPITAL MANAGEMENT, INC.
## INCOME STATEMENT
## FOR THE YEAR ENDED DECEMBER 31, 2003 & 2002

|  | 2003 | 2002 |
|---|---|---|
| **INCOME** | | |
| CD Sales | $2,117.00 | $11,047.16 |
| Equity Sales | 11,622,347.00 | 5,341,293.58 |
| Insurance | 0.00 | 126.36 |
| Total Income | 11,624,464.00 | 5,352,467.10 |
| | | |
| **EXPENSES** | | |
| Accounting | 5,102.00 | 4,024.70 |
| Advertising | 13,314.00 | 26,421.72 |
| Bank Charges | 291.00 | 1,402.00 |
| Bloomberg | 60,586.00 | 46,409.19 |
| Clearing Charge | 0.00 | 3,984.37 |
| Commissions | 10,152,110.00 | 4,364,837.92 |
| Computer Equipment & Repair | 12,170.00 | 7,081.11 |
| Depreciation | 66,211.00 | 5,775.50 |
| Dues & Subscriptions | 6,409.00 | 3,990.92 |
| Insurance | 124,064.00 | 68,166.59 |
| Interest | 28,262.00 | 0.00 |
| Legal Fees | 69,952.00 | 10,585.02 |
| NASD Fees | 35,397.00 | 28,996.04 |
| Outside Services | 441,237.00 | 489,978.61 |
| Postage & Delivery | 11,969.00 | 7,113.27 |
| Printing | 44,209.00 | 3,967.15 |
| Rent | 60,763.00 | 57,416.91 |
| Supplies | 41,575.00 | 55,955.07 |
| Taxes-Payroll | 0.00 | 257.35 |
| Taxes-Property | 3,265.00 | 1,595.57 |
| Telephone | 56,706.00 | 49,799.40 |
| Training | 2,315.00 | 1,235.00 |
| Travel | 12,256.00 | 3,021.50 |
| Unrealized Loss | 0.00 | 4,699.28 |
| Total Expenses | 11,248,163.00 | 5,246,714.19 |
| | | |
| **INCOME FROM OPERATIONS** | 376,301.00 | 105,752.91 |
| | | |
| **OTHER INCOME (EXPENSES)** | | |
| Internet Income | 0.00 | 0.00 |
| Dividends (Preferred) | 0.00 | (38,866.60) |
| Total Other Income | $0.00 | (38,866.60) |
| | | |
| **NET INCOME (LOSS)** | | |
| BEFORE INCOME TAXES | 376,301.00 | 66,886.31 |
| | | |
| **INCOME TAXES** | 127,942.00 | 11,910.00 |
| | | |
| **NET INCOME** | $248,359.00 | $54,976.31 |
| | | |
| **NET INCOME PER COMMON SHARE** | | |
| (NOTE A) | $8.28 | $1.83 |

SEE NOTES TO FINANCIAL STATEMENTS

## INSTITUTIONAL CAPITAL MANAGEMENT, INC.
## STATEMENT OF CHANGES IN CAPITAL STOCK
## FOR THE YEAR ENDED DECEMBER 31, 2003

|  | STOCK | |
| --- | --- | --- |
|  | PREFERRED | COMMON |
| BALANCE AT JANUARY 1, 2003 | $28,348.00 | $316,360.69 |
| NET CHANGES FOR THE PERIOD (PAID IN CAPITAL) | 8,854.00 | 0.00 |
| BALANCE AT DECEMBER 31,200: | $37,202.00 | $316,360.69 |

## INSTITUTIONAL CAPITAL MANAGEMENT, INC.
## STATEMENT OF RETAINED EARNINGS
## BALANCE AT DECEMBER 31, 2003

|  | 2002 | 2003 |
| --- | --- | --- |
| BALANCE JANUARY 1 | ($182,794.31) | ($127,818.00) |
| NET INCOME FOR THE PERIOD | 54,976.31 | 248,359.00 |
| BALANCE DECEMBER 31, 2003 | ($127,818.00) | $120,541.00 |

SEE NOTES TO FINANCIAL STATEMENT

4

# INSTITUTIONAL CAPITAL MANAGEMENT, INC.
## STATEMENTS OF CHANGES IN FINANCIAL POSITION AND CASH FLOW
## FOR THE PERIOD ENDED DECEMBER 31, 2003 & 2002

|  | 12 Months Ended December 31, 2003 | 12 Months Ended December 31, 2002 |
|---|---|---|
| CASH FLOW FROM OPERATING ACTIVITIES |  |  |
| Net Income (Loss) | $248,359.00 | $54,976.31 |
|  |  |  |
| Adjustments to Net Income |  |  |
| Decrease (Increase) in Current Assets | (414,470.00) | (170,003.42) |
| Increase (Decrease) in Current Liabilities | 254,700.00 | 136,420.49 |
| Decrease (Increase) in Other Assets | (1,765.00) | (25,824.28) |
| Total Adjustments | (161,535.00) | (59,407.21) |
|  |  |  |
| Cash provided (Used) by Operations | 86,824.00 | (4,430.90) |
|  |  |  |
| CASH FLOW FROM INVESTING ACTIVITIES |  |  |
| Sales (Purchases) of Fixed Assets | 0.00 | 0.00 |
| Cash Provided (Used) by Investing | 0.00 | 0.00 |
|  |  |  |
| CASH FLOW FROM INVESTING ACTIVITIES |  |  |
| Cash (Used) or Provided By: |  |  |
| Sale of Stock | 8,854.00 | 0.00 |
| Cash provided from Financial Activities | 8,854.00 | 0.00 |
|  |  |  |
| NET INCREASE (DECREASE) IN CASH | $95,678.00 | ($4,430.90) |
|  |  |  |
| CASH AT BEGINNING OF PERIOD | 115,002.00 | 119,432.60 |
|  |  |  |
| CASH AT END OF PERIOD | $210,680.00 | $115,001.70 |

SEE NOTES TO FINANCIAL STATEMENTS

5

# INSTITUTIONAL CAPITAL MANAGEMENT, INC.
## NOTES TO FINANCIAL STATEMENTS
### DECEMBER 31, 2003

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
The company is an introducing brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers.

Income Per Share
Net Income per share of common stock computed basis on weighted average number of shares outstanding during the year (30,000 shares in 2003). $248,359.00 / 30,000 = $8.28.

Income Taxes
The Company's Federal income taxes for the current year are $127,942.00.

Depreciation Expense
The Company expenses all assets on a straight line basis, however it takes advantage of Sec. 179 when possible.

Ownership
Institutional Capital Management, Inc. was formerly BCR Holding Corporation.

# FOCUS REPORT – PART 11A
## Firm and Filing Information

***Please ENTER the following information***
This report is being filed pursuant to (check one):

_x 1 Rule 17a-5(a)                  __ 4 Special request by designated examining
__ 2 Rule 17a-5(b)                     authority
__ 3 Rule 17a-11                    __ 4 Fifth Focus
Period Beginning           10/01/03
Period Ending:             12/31/03

Have you been a member for fewer than 12 month?  Y/ (N)  N

***Please VERIFY the following information***
Broker-Dealer Name:        INSTITUTIONAL CAPITAL MANAGEMENT, INC.
Firm I.D.:                 41055
District I.D.:             6

Contact Name:         Daniel Lee Ritz, Jr.
Contact Phone:        (218)297-9900

Consolidated:
Unconsolidated:            X
Name(s) of subsidiaries or affiliates consolidated in this report:
Name:                 Phone Number:

Does respondent carry its own customer accounts?           Yes
                                                           No    X

Check here is respondent is filing an audited report.      X

Is net capital a requirement calculated using:
(B) Basics or (A) Alternate Method                         B

# FOCUS REPORT – PART 11A
## Statement of Changes in Ownership Equity/Subordinated Liabilities

Firm Name: INSTITUTIONAL CAPITAL MANAGEMENT, INC.   Firm ID: 41055

From: 10/01/03

To:     12/31/03

State of Changes in Ownership Equity

| | | |
|---|---|--:|
| 1. | Balance, Beginning of Period | 633,177 |
| A. | Net income (loss) | (167,927) |
| B. | Additions, incl. Non-conforming capital of | 8,854 |
| C. | Deductions, incl. Non-conforming capital of | 0 |
| 2. | Balance, end of Period | 474,104 |

Statement of Changes in Subordinated Liabilities

| | | |
|---|---|--:|
| 3. | Balance, beginning of Period | |
| A. | Increases | |
| B. | Decreases | 0 |
| 4. | Balance, End of Period | 474,104 |

8

# Computation of Net Capital

|  |  | As of 12/31/03 |
|---|---|---|
| Firm Name: | Institutional Capital Management, Inc. | Firm ID: 041055 |

| 1 | Total ownership equity (o/e) | 474,036 |
|---|---|---|
| 2 | Deduct o/e not allowable for net capital | 0 |
| 3 | Total o/e qualified for net capital | 474,036 |

4     Add:
  A. Allowable subordinated liabilities
  B. Other deductions or credits
Description

| 0 | Amount |
|---|---|
| 0 |  |
| 0 |  |

| 5 | Total cap & allowable subloans | 0 |
|---|---|---|

6     Deductions &/or charges

|   A. Total non-allowable assets | 144,217 |
|---|---|
|   B. Secured demand note deficiency |  |
|   C. Cap chgs for spot & commodity futures |  |
|   D. Other deductions &/or charges | 144,217 |

7     Other additions &/or allowable credits

| Description | Amount |
|---|---|
| 0 |  |
| 0 |  |
| 0 |  |

| 8 | Net capital before haircuts | 329,819 |
|---|---|---|

Compliance Examiner
National Association of Securities Dealers

After examination of Institutional Capital Management, Inc. as of the date of this letter, I find no evidence that Institutional Capital Management, Inc. conducts any practices that would cause it to lose its exemption to regulation 15c3-3 under rule K(2)(iii).

Institutional Capital Management, Inc. is an introducing broker, which clears all transactions on a fully disclosed basis with a clearing broker, Raymond James; RBC Dain Rauscher, Inc. Institutional Capital Management, Inc. does not handle customer funds or securities. All customers are instructed to send funds or securities directly to Raymond James; RBC Dain Rauscher, Inc.

*George Owen*

George Owen, CPA
March 25, 2004

Institutional Capital Management, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

NET CAPITAL

| | |
|---|---|
| Total stockholders' equity | 474,037 |
| Deduct stockholders' equity not allowable for net capital | 0 |
| | |
| Total stockholders' equity qualified for net capital | 474,037 |

Additions

| | |
|---|---|
| Liabilities allowable in computation of net capital | 0 |
| | |
| Total capital and allowable liabilities | 474,037 |

Deductions and/or charges

| | |
|---|---|
| Non-allowable assets | 144,217 |
| Net capital before haircuts on security positions | 0 |
| Haircuts on securities | 0 |
| | |
| NET CAPITAL | 329,820 |

AGGTREGATE INDEBTEDNESS

| | |
|---|---|
| Items including statement of financial condition payable to stockholder | 557,958 |
| | |
| Total aggregate indebtedness | 557,958 |

COMPUTATION OF BASIS NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum Capital Required (Based on Net Indebtedness) | 37,197 |
| Minimum Net Capital Required | 5,000 |
| Net Capital Requirement | 37,197 |
| | |
| Excess Net Capital | 292,623 |
| | |
| Excess Net Capital at 1000% | 274,024 |
| | |
| Ratio: Aggregate indebtedness to net capital | 1.69 |

INSTITUTIONAL CAPITAL MANAGEMENT, INC.

RECONCILIATION WITH COMPANY'S COMPUTATION

No material difference exists between company's calculations and above calculation; therefore, no reconciliation is provided.

## INDEPENDENT AUDITOR'S REPORT

Board of Directors:
INSTITUTIONAL CAPITAL MANAGEMENT, INC.

I have examined the financial statements of Institutional Capital Management, Inc. for the year ended December 31, 2003 and have issued my report thereon dated March 25, 2003. As part of my examination, I made a study and evaluation of the Company's system on internal accounting control (which included the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Institutional Capital Management, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Institutional Capital Management, Inc. taken as a whole. However, my study and evaluation disclosed no conditions that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

George Owen, CPA
March 25, 2003